Mail Stop 4561

December 15, 2008

James C. Fields, President and CEO
LocatePLUS Holdings Corporation
100 Cummings Center
Suite 235M
Beverly, MA 01915

> **Re:** **LocatePLUS Holdings Corporation**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 12, 2008**
> **File No. 000-49957**

Dear Mr. Fields:

  We have completed our review of your revised filing and response letter, and have no further comments at this time.

        Sincerely,

        David L. Orlic
        Special Counsel

cc: Via Facsimile (617) 227-3709
   Geoffrey T. Chalmers, Esq.